

Keppel Corporation

7001 DEC 18 A 6 17

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

14-Dec-07



07028704

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

SUPPL

Dear Sir

RE :   FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 2000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

PROCESSED

DEC 2 8 2007

THOMSON
FINANCIAL

CAROLINE CHANG
COMPANY SECRETARY

 

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

12-Dec-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
        RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 3000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

 

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

11-Dec-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   **FILE NO: 82-2564**
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 207000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

04-Dec-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
        RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is
enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Return of Allotment of Shares
relating to the Company's issue of 10000 shares to option holders issued pursuant to an
exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY



RECEIVED

2007 DEC 18 A 10: 18

`ICE OF INTERNAT`
`I FORA`   FI



Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

04-Dec-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is
enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Return of Allotment of Shares
relating to the Company's issue of 95000 shares to option holders issued pursuant to an
exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY


Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

03-Dec-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
        RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 80000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

26-Nov-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 25000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

23-Nov-07

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   **FILE NO: 82-2564**
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 13000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

22-Nov-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   **FILE NO: 82-2564**
         RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is
enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Return of Allotment of Shares
relating to the Company's issue of 4000 shares to option holders issued pursuant to an
exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

14-Nov-07

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 6000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

 

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

13-Nov-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
        RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 6000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY



Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

12-Nov-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
         RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 20000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY





Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

07-Nov-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   <u>BY COURIER</u>
Washington DC 20549
U.S.A.

<u>Attn: Special Counsel/Office of International Corporate Finance</u>

Dear Sir

RE :   FILE NO: 82-2564
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 96000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY



 **Corporation**

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

06-Nov-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
        RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is
enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Return of Allotment of Shares
relating to the Company's issue of 17000 shares to option holders issued pursuant to an
exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

RECEIVED

'07 DEC 18 A 10: 19

02-Nov-07

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 4000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY





Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

01-Nov-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   **FILE NO: 82-2564**
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 95000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY



Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

31-Oct-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   **FILE NO: 82-2564**
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is
enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Return of Allotment of Shares
relating to the Company's issue of 24000 shares to option holders issued pursuant to an
exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY



Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

26-Oct-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is
enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Return of Allotment of Shares
relating to the Company's issue of 2000 shares to option holders issued pursuant to an
exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Képpel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

24-Oct-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
   RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is
enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Return of Allotment of Shares
relating to the Company's issue of 16000 shares to option holders issued pursuant to an
exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY





Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

22-Oct-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is
enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Return of Allotment of Shares
relating to the Company's issue of 30000 shares to option holders issued pursuant to an
exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY



Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

19-Oct-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
        RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is
enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Return of Allotment of Shares
relating to the Company's issue of 8000 shares to option holders issued pursuant to an
exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY



Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

18-Oct-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   **FILE NO: 82-2564**
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 62000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

RECEIVED

2007 DEC 18 A 10: 49

15 October 2007

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 32,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

 

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

11-Oct-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is
enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Return of Allotment of Shares
relating to the Company's issue of 27000 shares to option holders issued pursuant to an
exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY





Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

10-Oct-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is
enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Return of Allotment of Shares
relating to the Company's issue of 25000 shares to option holders issued pursuant to an
exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

09-Oct-07

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 14000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

RECEIVED

2001 DEC 18 A 10:49

OFFICE . F. . . . .
08-Oct-07 ORPORATE F. .. ...

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is
enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Return of Allotment of Shares
relating to the Company's issue of 10000 shares to option holders issued pursuant to an
exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY




Képpel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

04-Oct-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 45000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

03-Oct-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
        RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 54000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

02-Oct-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 19000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY



Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

1 October 2007

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 6000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY



 **Keppel** Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

28 September 2007

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is
enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Return of Allotment of Shares
relating to the Company's issue of 61000 shares to option holders issued pursuant to an
exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY



Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

27-Sep-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   **FILE NO: 82-2564**
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is
enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Return of Allotment of Shares
relating to the Company's issue of 11666 shares to option holders issued pursuant to an
exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

26-Sep-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
        RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 6000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

RECEIVED

7001 DEC 1   A 10: 20

24-Sep-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

**RE :   FILE NO: 82-2564
         RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with The Central Depository (Pte) Ltd is
enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Return of Allotment of Shares
relating to the Company's issue of 23000 shares to option holders issued pursuant to an
exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY



Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

21-Sep-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
        RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 26000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY





Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

20-Sep-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : **FILE NO: 82-2564**
     RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 270000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

19-Sep-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   **FILE NO: 82-2564**
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 16000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

18-Sep-07

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 20000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY





Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

17-Sep-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
        RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 14000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY



Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

14-Sep-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 26000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

13-Sep-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 30000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY



Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

12-Sep-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
**   RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 58000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY



Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

11-Sep-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 25000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY



Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

10-Sep-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   <u>BY COURIER</u>
Washington DC 20549
U.S.A.

<u>Attn: Special Counsel/Office of International Corporate Finance</u>

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 28000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY



Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

RECEIVED

2007 SEP 18 A 10: 21

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

07-Sep-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
**   RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with The Central Depository (Pte) Ltd is
enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Return of Allotment of Shares
relating to the Company's issue of 4000 shares to option holders issued pursuant to an
exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

06-Sep-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
**   RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with The Central Depository (Pte) Ltd is
enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Return of Allotment of Shares
relating to the Company's issue of 9000 shares to option holders issued pursuant to an
exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY



 **Corporation**

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

04-Sep-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
        RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is
enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Return of Allotment of Shares
relating to the Company's issue of 6000 shares to option holders issued pursuant to an
exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

03-Sep-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
        RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 10000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

31-Aug-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 6000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

30-Aug-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 16000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY





Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

29-Aug-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
     RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 14000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

 **Keppel Corporation**

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

28-Aug-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
        RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 93500 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

 **END**